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           Filed by Board of Trade of the City of Chicago (CBOT)
           Subject Company--Board of Trade of the City of Chicago
           Pursuant to Rule 425 under the Securities Act of 1933
           File No. 132-01854

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                                                 [LOGO - CHICAGO BOARD OF TRADE]

The following letter was distributed to CBOT members and membership interest holders on July 6th, 2000.


                                                 July 6, 2000

Dear Member:

Several members have asked questions about the special meeting scheduled for Friday, July 7, 2000 from 3:00 - 3:30 p.m. As you know, in connection with the member vote on Step One of our restructuring proposal, we utilized an integrated ballot/proxy in order to comply with applicable laws concerning the approval of each of the three propositions submitted for membership vote. Each ballot was counted and recorded on June 28 in connection with the amendment of our special charter and election to be governed by the Illinois General Not For Profit Corporation Act (Propositions I and II). A special "member meeting" will be held to count your signed proxies in connection with the reincorporation merger of the CBOT with and into a new Delaware not-for-profit corporation (Proposition
III). Thus, the Secretary of the Association will officially count the proxy integrated into each ballot cast by our members and record the results of that vote at the meeting on July 7. Please note that members who have already directed their proxy, i.e., the Secretary, how they wish to vote with respect to Proposition III by signing the ballot/proxy need take no further action. In other words, because you have already directed the Secretary how you wish to vote, you do not need to attend the July 7 special meeting.

                                          Sincerely,

                                          /s/ Paul J. Draths

                                          Paul J. Draths

PJD/vp

The CBOT urges its members and membership interest holders to read the Registration Statement(s) on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when they become available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention: Office of the Secretary, Telephone: (312) 435-3605,
Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.


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